838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 20-412 April 3, 2020

Platinum Group Metals Ltd. Reports Impala's Waterberg
Amended Purchase and Development Option Agreement
Completed; Work Program in Progress

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) ("Platinum Group" or the "Company") reports that shareholders of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") have executed a formal Amended Purchase and Development Option agreement with Impala Platinum Holdings Ltd. ("Implats").

In consideration for the amendment, announced February 27, 2020, Implats is funding 100% of a new implementation budget and work program (the "Work Program") effective February 1, 2020.  The Work Program, as approved by Waterberg JV Co., is aimed at increasing confidence in specific areas of the Waterberg DFS while awaiting the expected grant of a Mining Right and Environmental Authorization and is estimated to cost approximately Rand 55 million.  The Work Program is being carried out remotely and in compliance with current South African health related stay at home restrictions.

The termination date of Implats' Purchase and Development Option was amended from the original date of April 17, 2020 to 90 calendar days following receipt of an executed Mining Right for the Waterberg Project.  All other terms of the Purchase and Development Option remain unchanged.  Amounts spent by Implats for the Work Program will be offset against Implats' future development funding commitment should it elect to exercise the Purchase and Development Option.  The previous guidance for the grant of the Mining Right in Q2 2020 may be delayed by the current South African stay at home restrictions.

Platinum Group will continue to be the Manager of the Waterberg Project, as directed by the technical committee of Waterberg JV Co.  A majority of the Company's South African personnel are engaged to complete the Work Program, which is being directed by Implats' technical personnel.

Further detail on the Purchase and Development Option

On November 6, 2017, Implats purchased 15% of the Waterberg JV Co. for US$30 million.  Implats was also granted a Purchase and Development Option to increase its stake to 50.01% through additional share purchases from Japan Oil, Gas and Metals National Corporation ("JOGMEC") for an amount of US$34.8 million and earn-in arrangements for US$130 million paid to Waterberg JV Co. to fund development work, as well as a right of first refusal to smelt and refine Waterberg concentrate.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd.	…2

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, JOGMEC, Mnombo Wethu Consultants (Pty) Ltd. and Hanwa Co. Ltd.

Platinum Group has implemented a work from home policy for both the South Africa and Canadian offices, inline with government directives.  The Company is continuing with operations utilizing the Company's pre-existing remote, secure IT connectivity and video conferencing in order to continue working effectively.

On behalf of the Board of

Platinum Group Metals Ltd.

R. Michael Jones

President and CEO

For further information contact:

   R. Michael Jones, President

   or Kris Begic, VP, Corporate Development

   Platinum Group Metals Ltd., Vancouver

   Tel: (604) 899-5450 / Toll Free: (866) 899-5450

    www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the amendment to the Purchase and Development Option and other agreements as discussed herein, potential exercise by Implats of the Purchase and Development Option, financing and mine development at the Waterberg Project and grant of the mine right application. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the 2019 Sprott Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; Implats may not exercise the Purchase and Development Option; the Company may become subject to the U.S. Investment Company Act; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd.; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

Platinum Group Metals Ltd.	…3

Estimates of mineralization and other technical information included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In particular, "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under NI 43-101; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Accordingly, descriptions of the Company's mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.